SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
June 18, 2002

AMERICA FIRST APARTMENT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	000-20737
(State of Formation)	(Commission File Number)

47-0797793
(IRS Employer Identification Number)

1004 Farnam Street, Suite 400	
Omaha, Nebraska	68102
(Address of principal executive offices)	(Zip Code)

(402) 444-1630
(Registrants' telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

Attached hereto as Exhibit 99 is a press release issued by America First Apartment Investors, L.P. on June 18, 2002 regarding the execution of an Agreement and Plan of Merger with America First Apartment Investors, Inc., a Maryland corporation which intends to operate as a real estate investment trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA FIRST APARTMENT
INVESTORS, L.P.,

BY AMERICA FIRST CAPITAL
ASSOCIATES LIMITED PARTNERSHIP
FOUR, its General Partner

BY AMERICA FIRST COMPANIES
L.L.C., its General Partner

By /s/ Lisa Y. Roskens
       Lisa Y. Roskens, President and Chief
       Executive Officer

Dated: June 18, 2002

EXHIBIT 99

Section 1

PRESS RELEASE   **FOR IMMEDIATE RELEASE**

June 18, 2002   **NASDAQ: APROZ**

CONTACT: Maurice E. Cox, Jr.
1-800-283-2357

America First Apartment Investors, L.P. Intends to Convert to a REIT
(Omaha, NE)

America First Apartment Investors, L.P. (NASDAQ: APROZ) announced today that it has entered into a Merger Agreement with America First Apartment Investors, Inc., a newly-formed Maryland company that will operate as a real estate investment trust. If the merger is approved by the limited partners, the new company will assume all of the assets and operations of the current partnership, but will have a greater ability to raise additional capital in order to increase its asset base.

Under the Merger Agreement, limited partners of the existing partnership will receive one share of the new company's common stock for each limited partnership unit (known as BUCs) that they hold on the effective date of the Merger. The general partner of the partnership will receive 1% of the total shares of common stock issued by the new company in exchange for its general partner interest in the current partnership. The common stock of the new company will be listed on the NASDAQ NMS under the symbol APRO.

Lisa Roskens, President and Chief Executive Officer of America First Companies, LLC, the sponsor of the existing partnership, said "Converting America First Apartment Investors to a REIT will give it the ability to continue the growth started by the partnership. As a REIT, the company can raise new capital for the acquisition of additional apartment complexes. Our objective is for the REIT to continue the history of profitability and dividend increases experienced by the partnership."

The merger is subject to the approval of the limited partners of the existing partnership holding not less than a majority of the BUCs and to certain other conditions.